Exhibit 16.1

March 25, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Tamir Biotechnology, Inc.

File No. 000-11088

Dear Sirs:

On March 25, 2013, we were informed that we were dismissed as the independent registered public accounting firm for Tamir Biotechnology, Inc. We have read the statements included under Item 4.01, Changes in Registrant’s Certifying Accountant, in the Form 8-K dated March 25, 2013, of Tamir Biotechnology, Inc. being filed with the Securities and Exchange Commission and are in agreement with the statements contained in the second and third paragraphs related to our firm. We have no basis to agree or disagree with other statements made therein.

/s/ CohnReznick LLP

CohnReznick LLP

Roseland, New Jersey